Exhibit 99.1

BANCO INTER S.A.

CNPJ/ME nº 00.416.968/0001-01

NIRE 31.300.010-864

(Authorized Capital Publicly Held Company)

NOTICE TO THE MARKET

UPDATE ON CORPORATE REORGANIZATION PROPOSAL

BANCO INTER S.A. (B3: BIDI3, BIDI4 and BIDI11) (“Inter”), in continuity to the material facts disclosed on May 24th, October 7th and November 4th 2021 and the notice to the market disclosed on November 17, 2021, informs its shareholders and the market in general that, on this date, Inter Platform Inc. (“Inter Platform”) was informed by the Securities and Exchange Commission (“SEC”) that SEC would declare effective the registration statement filed in connection with the Company’s corporate reorganization with the purpose of migrating its shareholding base to Inter Platform, a company organized in accordance with the laws of the Cayman Islands, with shares to be listed on Nasdaq, a stock exchange in the United States (“Corporate Reorganization”). The declaration of effectiveness, with the approval of the registration statement by the SEC, which is the capital markets regulatory authority in the US, is one of the conditions precedent to the Corporate Reorganization.

Additional Information and Documents

Inter will keep its shareholders and the market informed about the Corporate Reorganization as provided by the applicable regulation.

Additional information can be obtained from Inter’s Investor Relation Department by e-mail (ri@bancointer.com.br), at Av. Barbacena, No. 1,219, Belo Horizonte-MG or at Inter’s website (http://ri.bancointer.com.br).

Disclaimer: Absence of Offer or Request

This Notice to the Market is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Notice to the Market (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as estimate, project, anticipate, plan, believe, may, expectation, anticipate, intend, planned, potential, could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

The registration statement on form F-4 and prospectus, as well as other filings containing information on Inter Platform and the Corporate Reorganization are available free of charge on SEC’s website (www.sec.gov).

Belo Horizonte, November 24th, 2021

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter Platform. In connection with the Corporate Reorganization, Inter Platform has filed with the SEC a registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as well as other filings containing information on the Inter Platform and the Corporate Reorganization are available free of charge on SEC’s website (www.sec.gov)